SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)
Berkshire Hathaway Inc.
General Re Corporation
GEICO Corporation
Central States of Omaha Companies, Inc.
Finial Holding Inc.
NRG America Holding Company
U.S. Investment Corporation

SUBSIDIARIES:

National Indemnity Company
Government Employees Insurance Company
GEICO Indemnity Company
General Reinsurance Corporation
General Star Indemnity Company
General Star National Insurance Company
Central States Indemnity Company of Omaha
Berkshire Hathaway Homestate Insurance Company
BH Finance LLC
Oak River Insurance Company
Cypress Insurance Company
National Liability & Fire Insurance Company
Finial Reinsurance Company
Columbia Insurance Company
National Indemnity Company of the South
National Indemnity Company of Mid-America
Berkshire Hathaway Specialty Insurance Company
United States Liability Insurance Company
Mount Vernon Fire Insurance Company
First Berkshire Life Insurance Company
National Fire & Marine Insurance Company

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Bank of America Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 14, 2025

/s/ Warren E. Buffett
Warren E. Buffett

Dated: February 14, 2025

Berkshire Hathaway Inc.

/s/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman and Chief Executive Officer

Dated: February 14, 2025

National Indemnity Company

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025

GEICO Corporation

/s/ Todd A. Combs
By: Todd A. Combs
Title: President

Dated: February 14, 2025

Government Employees Insurance Company

/s/ Todd A. Combs
By: Todd A. Combs
Title: President

Dated: February 14, 2025

GEICO Indemnity Company

/s/ Todd A. Combs
By: Todd A. Combs
Title: Vice President

Dated: February 14, 2025

General Re Corporation

/s/ Michael P. O'Dea
By: Michael P. O'Dea
Title: Senior Vice President

Dated: February 14, 2025	General Reinsurance Corporation
	/s/ Michael P. O'Dea
	By: Michael P. O'Dea
	Title: Senior Vice President
Dated: February 14, 2025	General Star Indemnity Company
	/s/ Michael P. O'Dea
	By: Michael P. O'Dea
	Title: Treasurer
Dated: February 14, 2025	General Star National Insurance Company
	/s/ Michael P. O'Dea
	By: Michael P. O'Dea
	Title: Treasurer
Dated: February 14, 2025	Central States of Omaha Companies, Inc.
	/s/ Kim Young
	By: Kim Young
	Title: Chief Financial Officer
Dated: February 14, 2025	Central States Indemnity Company of Omaha
	/s/ Kim Young
	By: Kim Young
	Title: Chief Financial Officer
Dated: February 14, 2025	Berkshire Hathaway Homestate Insurance Company
	/s/ Andrew R. Linkhart
	By: Andrew R. Linkhart
	Title: Chief Financial Officer
Dated: February 14, 2025	BH Finance LLC
	/s/ Marc D. Hamburg
	By: Marc D. Hamburg
	Title: President
Dated: February 14, 2025	Oak River Insurance Company
	/s/ Andrew R. Linkhart
	By: Andrew R. Linkhart
	Title: Chief Financial Officer
Dated: February 14, 2025	Cypress Insurance Company
	/s/ Andrew R. Linkhart
	By: Andrew R. Linkhart
	Title: Chief Financial Officer

Dated: February 14, 2025   National Liability & Fire Insurance Company

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   Finial Holdings Inc.

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   Finial Reinsurance Company

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   Columbia Insurance Company

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   NRG America Holding Company

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   National Indemnity Company of the South

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   National Indemnity Company of Mid-America

/s/ Dale D Geistkemper
By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   Berkshire Hathaway Specialty Insurance Company

/s/ Dale D Geistkemper
_____

By: Dale D Geistkemper
Title: Treasurer

Dated: February 14, 2025   U.S. Investment Corporation

/s/ Stephen J. Rivituso
_____

By: Stephen J. Rivituso
Title: Senior Vice President

Dated: February 14, 2025   United States Liability Insurance Company

/s/ Stephen J. Rivituso
_____

By: Stephen J. Rivituso
Title: Senior Vice President

Dated: February 14, 2025

Mount Vernon Fire Insurance Company

/s/ Stephen J. Rivituso
By: Stephen J. Rivituso
Title: Senior Vice President

Dated: February 14, 2025

First Berkshire Life Insurance Company

/s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer

Dated: February 14, 2025

National Fire & Marine Insurance Company

/s/ Dale D. Geistkemper
By: Dale D. Geistkemper
Title: Treasurer